Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

June 13, 2014

ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to the Facebook, Inc.	Graphs are for illustrative purposes only and do not represent the specific terms of any Market-Linked Investment.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately 12 months
Market Measure	Common Stock of Facebook, Inc. (NASDAQ symbol: “FB”)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with 100% of your investment at risk
Capped Value	[$13.10 - $13.50] per unit, a [31% - 35%] return over the principal amount, to be determined on the pricing date
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000110465914045915/a14-14528_14fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•               Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•               Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays. If Barclays becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•               Your investment return, if any, is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Market Measure, excluding dividends.

•               The initial estimated value of the notes on the pricing date will be less than their public offering price.

•               If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•               You will have no rights of a holder of the Market Measure, and you will not be entitled to receive any shares of the Market Measure or dividends or other distributions by the issuer of the Market Measure.

•               The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and are not responsible for any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

•               The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.